Mail Stop 3561

June 19, 2007

Via Fax and U.S. Mail

Steve Bailey
Senior Managing Director, Loan Administration
Countrywide Home Loans Servicing LP
4500 Park Granada
Calabasas, California

Re: CWABS Asset-Backed Certificates Trust 2006-12
Form 10-K for the fiscal year ended December 31, 2006
Filed March 27, 2007
File No. 333-131591-14

Dear Mr. Bailey,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Signatures

1. We note that the servicer has elected to sign the Form 10-K on behalf of the issuing entity. Accordingly, please revise the signature block of your Form 10-K to clearly indicate that Steve Bailey is the senior officer in charge of the servicing function of the master servicer. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Exhibits 33.1 and 33.2 - Report on Assessment of Compliance with Servicing Criteria

2. We note the statement under Applicable Servicing Criteria, "all servicing criteria set forth in Item 1122(d), *to the extent required by the related transaction agreements as to any transaction . . ..*" Please revise to remove the highlighted qualifying language.

3. Please also clearly state in the assessment reports that the accounting firms issued the attestation reports as of and for the period ending the end of the fiscal year covered by the Form 10-K report.

Exhibit 33.1

4. We note that the assessment of compliance statement is filed jointly by Countrywide Financial Corporation and its subsidiaries, Countrywide Home Loans, Include, Countrywide Tax Services Corporation, Newport Management Corporation, and Countrywide Home Loans Servicing, LP. Please tell us why each subsidiary is not individually providing a separate assessment of compliance or include the signatures of all subsidiaries.

5. The applicable servicing criteria section could be read in different ways and is unclear. For instance, we note the statement, "all servicing criteria set forth in Item 1122(d), to the extent required in the related agreements, *except* for the following paragraphs: 1122(d)(1)(iii), 1122(d)(3)(i)(B), *only* as it relates to information other than that contained in the monthly remittance report . . .." This could be read to mean 1) Countrywide is responsible for 1122(d)(3)(i)(B) except if it relates to information other than that contained in the monthly remittance report . . .or 2) Countrywide is not responsible for 1122(d)(3)(i)(B) but is responsible for the part that relates to information other than that contained in the monthly remittance report . . .." Please thoroughly revise this section to clearly state the applicable servicing criteria for which the assessing party is responsible. Please make the corresponding revisions in the attestation report.

Form 10-D for the period December 2, 2006 to January 1, 2007

6. We note that you have a prefunding period, which ends at the earlier of the date the amount in the account is less than $175,000 or August 14, 2006. However, the disclosure under the Prefunding Detail section for all of the 10-Ds filed remain the same and does not disclose whether the money has been used to purchase additional loans or whether the balance in the prefunding account was returned to investors. If there has been a new issuance of asset-backed securities during the fiscal year, Item 1121(b) requires you to provide Item 1110, 1111, and 1112 information in the Form 10-D report for the last required distribution of the fiscal year of the issuing entity. In addition, provide such updated information in the first Form 10-D report for the period in which the prefunding period ends.   Please explain to us why such information is not provided.

7. We note from your final prospectus filed on July 5, 2006 that you may have a prefunding period, which ends at the earlier of the date the amount in the account is less than $175,000 or August 14, 2006. Please note that your final prospectus should disclose the amount of proceeds

to be deposited in the prefunding account and disclose whether a prefunding period <u>will be</u> used. Refer to Item 1111(g)(2) of Regulation AB. Furthermore, the disclosure you provide under the "Prefunding Detail" section in Exhibit 99.1 to your 10-D is unclear to us. Please tell us whether you had a prefunding period related to this takedown as defined in Item 1101(c)(3)(ii). If so, please revise your "Prefunding Detail" section to clearly describe the activities related to your prefunding account or advise. Refer to Item 1121(b) of Regulation AB.

8. Furthermore, please tell us when the asset pool was finalized. In your final prospectus filed on July 5, 2007 the principal pool balance was approximately $802 million. We note the "Collateral Detail" section in Exhibit 99.1 filed with your 10-D on August 7, 2006. You disclose that the total "Beginning Pool Stated Principal Balance" is $1.3 billion. Please note that if any material pool characteristic of the actual asset pool at the time of issuance of the asset-backed securities differs by 5% or more from the description of the asset pool in the prospectus, you must disclose the information required by Items 1111 and 1112 regarding the characteristics of the actual asset pool within four business days on Form 8-K. Refer to Item 6.05 and General Instruction B.1 of Form 8-K. Please advise.

Form 8-K filed on August 7, 2006

9. The Pooling and Servicing Agreement filed as an Exhibit 4.1 does not appear to be the finalized agreement with signatures. Refer to Item 1100(f) of Regulation AB. Please revise or advise.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact H. Yuna Peng at (202) 551-3391or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director